UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, March 3, 2022 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), held a conference call today to discuss the fourth quarter 2021 results. The following items were discussed by executive management as part of the conference call:

Our earnings during the fourth quarter of 2021 were significantly higher than earnings reported during the same period last year. These results were driven by considerably higher sales volumes and prices across almost all of our business lines. For the same reasons, our net income in 2021 was over three times higher than net income reported the previous year.

In the fertilizer markets, we saw prices increase considerably in 2021 and we believe that average prices during 2022 will be higher than the average prices reported during 2021. Our average prices in the potassium chloride business line during the fourth quarter reached almost US$685 per metric ton, prices that haven’t been seen in over a decade. This pricing environment has also had an impact on the global prices of potassium nitrate and our average price in the SPN business line was approximately 40% higher during the fourth quarter 2021 when compared to the same period of 2020.

Positive news was also seen in the iodine market with demand in 2021 surpassing pre-pandemic levels This strong recovery led to a strong pricing environment during the year, with prices increasing over 11% in the fourth quarter 2021 when compared to the third quarter. As a result of tight supply/demand equilibrium, we are expecting the upward pricing trend to continue during 2022. We are diligently working on expanding our capacity and expect to bring on an additional 1,000 metric tons of capacity next year. In parallel, we are working on the Pampa Orcoma project in the Tarapacá Region which will allow us to increase our effective iodine capacity by approximately 2,500 metric tons, using seawater for the leaching operation and is expected to begin operations during 2024.

In the lithium market, our sales volumes met new records during 2021 when they surpassed 100,000 metric tons. We sold over 31,000 metric tons during the fourth quarter, with an average price of approximately US$14,600 during the same period. Approximately 20% of the sales volumes we expect to sell in 2022 are contracted at a fixed price or at a variable price with specific floors and ceilings, while approximately 50% of the sales volumes we have contracted have variable prices linked to specific price indices. The remaining 30% of our sales volumes for 2022 are still open. It is important to remember that we will see a lag between market prices and our realized average prices because of the structure of our variable price contracts. We believe that our prices in the first and second quarter of 2022 will be significantly higher than prices reported during the fourth quarter 2021. Additionally, we believe that our sales volumes will grow to about 140,000 metric tons during 2022. We expect to have the capacity to potentially sell 190,000-200,000 metric tons of lithium in 2022 if market conditions require it.

We are extremely proud of our successful lithium expansions in recent years. Our expansion to 180,000 metric tons of carbonate and 30,000 metric tons of hydroxide should be completed during the first half of 2022, ahead of schedule. We have begun working on a new project at the Carmen Lithium facility in Chile that was announced with our earnings release. With this project, we will further expand our lithium carbonate and lithium hydroxide capacity to 210,000 and 40,000 metric tons, respectively next year with an expected capex of approximately US$250 million. I remind you that this capex was not included in the US$2.0 billion capex plan that was previously disclosed. We remain committed to our previously announced goal to reduce brine extraction, water usage and our carbon footprint in the Salar de Atacama. These growth plans and environmental goals to be met with relatively low capex have only become possible after years of research and development, yield improvements, expertise and of course a strong effort by our production and engineering teams.

El Trovador 4285

Las Condes, Santiago, Chile

7550079

sqm.com

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About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 3, 2022	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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